June 5, 2007

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Kathleen Collins, Accounting Branch Chief

Re:	MTC Technologies, Inc.
Form 10-K for the fiscal year ended December 31, 2006
Form 8-K filed February 27, 2007
File Number 000-49890

Dear Ms. Collins:

MTC Technologies, Inc. (“we” or the “Company”) is submitting this letter in response to the comment letter from the staff of the Securities and Exchange Commission (the “Commission”) dated May 8, 2007 (the “Comment Letter”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2006 and Form 8-K filed February 27, 2007.

Below are the Company’s responses to each comment in the Comment Letter. For the convenience of the staff, we have repeated each of the staff’s comments before the response.

Form 10-K filed March 13, 2007

Note A. Summary of Operations and Significant Accounting Policies

Revenue Recognition, page 44

1.	We note in your disclosure that for fixed priced contracts within the scope of SOP 81-1 you recognize revenue based on the percentage of completion method. However, we also note in your accounting policy footnote related to your work-in-process inventory that you also recognize revenue under fixed priced contracts under the completed contract method. Tell us the percentage of fixed price contracts that are accounted for under the completed contract method and how you considered included disclosing this method in your revenue recognition policy footnote. Refer to paragraph 8 of APB 22.

Response:

For the year ended December 31, 2006, less than 1% of the Company’s revenue recognized under fixed price contracts was accounted for under the completed contract

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June 5, 2007

method of accounting. During 2006, the Company had seven projects with revenue of approximately $103,000 that were accounted for under the completed contract method of accounting. The Company utilizes the completed contract method of accounting when a fixed price contract is of a short term, generally less than six months, or if an estimate of the cost to complete is not dependable.

Upon further review of our disclosure, the Company will not refer to contracts accounted for under the completed contract method in its future filings unless the amount of revenue from contracts accounted for under this accounting method becomes more significant.

Stock-Based Compensation, page 46

2.	We note that you adopted SFAS 123(R) on January 1, 2006 and that your current disclosures do not appear to provide all of the disclosures required by SFAS 123(R). Please tell us your consideration for the disclosure requirements included in paragraphs 64-65, 84 and A240-242 of SFAS 123(R). In this regard, your current disclosures do not appear to include the required disclosures under paragraphs A240.c.(2), A240.d.(1) and (2), A240.e.(2)(a)(b) and (d), and A240.h. Please advise.

Response:

After further review, we have concluded that additional disclosure should have been included in our stock-based compensation disclosure to meet the requirements of SFAS 123(R). We have attached as Appendix A a revised disclosure which includes the changes necessary to meet the required disclosures under SFAS 123 (R) and also includes the revisions to the 2005 and 2004 volatility assumptions discussed in comment 3 below. The omissions made in our Form 10-K for the year ended December 31, 2006 did not have a material impact on our financial statements as presented. We will use this expanded disclosure in all future filings as applicable.

3. We also note that the fair value of options on the date of grant included a volatility assumption of 39.6% and an assumption for the expected life of the options of 7.4 years in 2006. Tell us how you determined the expected volatility and the expected life of the options for each year presented. In this regard, please explain the significant decrease in the volatility assumption and the increase in expected life of the options in 2006 in comparison to the assumptions used in 2005 and 2004.

Response:

We implemented stock option software, Transcentive, in 2006, the year in which we first adopted SFAS 123(R). We began using this software in 2006 to calculate stock volatility and the expected life of options.

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June 5, 2007

Volatility

The volatility assumption of 39.6% for 2006 was calculated using the historical daily stock prices of the Company’s common stock since it began being publicly traded – June 28, 2002 through December 31, 2006. The calculation assumed 250 trading days for the annual volatility. Although the 4.5 years of historical daily stock prices was less than the expected life of the options, the Company felt that there was adequate representative data to determine the volatility assumption.

The volatility assumptions for 2005 and 2004 were calculated in an Excel-based Black-Scholes model using weekly rather than daily stock prices. Additionally, we determined that the calculations did not correctly annualize the volatility. We have recalculated the volatility for 2005 and 2004 using the Transcentive software and formulae used for 2006 and have determined that the weighted average volatility for 2005 and 2004 would have been 42.4% and 46.7%, respectively. These percentages are comparable with the 39.6% volatility calculated for 2006.

We have recalculated the pro forma effect on net income and earnings per share for the years ended 2005 and 2004 using these revised volatility assumptions, as if we had applied the fair value recognition provisions of SFAS 123 (R) to our options at that time. Using the revised volatility assumptions resulted in an immaterial change in the pro forma effect on net income and earnings per share. We will include the revised 2005 data in our stock option disclosure in our Form 10-K for the year ended December 31, 2007. The disclosed pro forma effect as reported in the Form 10-K for the year ended December 31, 2006 and the revised pro forma effect are included in the table below (in thousands, except per share amounts):

	As Reported in the Form 10-K for the year ended December 31, 2006		Revised to Include Updated Volatility Factors
	2005	2004	2005	2004
Net income
As reported	$21,322	$17,661	$21,322	$17,661
Pro forma	$20,566	$17,149	$20,682	$17,171
Diluted earnings per common share
As reported	$1.35	$1.15	$1.35	$1.15
Pro forma	$1.30	$1.12	$1.31	$1.12

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June 5, 2007

Expected Life

The expected life of the options of 7.4 years in 2006 was calculated based on the weighted average years expected for the Company’s option participants to exercise or deplete their options based on historical grant activity. Because the Company does not expect its stock price volatility to vary widely or exercise patterns to change significantly, historical activity was the primary factor in determining the expected life.

The expected life used for options in 2005 and 2004 was 5 years. This expected life represented half the life of the options, exceeded the two-year vesting period of the options and took into consideration the limited exercise behavior of the option participants. The Company felt that 5 years was a reasonable estimate for the expected life of options based on its understanding of SFAS No. 123 paragraphs 279-283 for purposes of its stock option disclosure.

The Company purchased the Transcentive software described above in preparation of adopting SFAS 123(R) in order to better estimate the expected useful life of the options. The resulting expected life calculated using the software, which incorporated all of the stock option exercise and forfeiture data since the inception of the plan in 2002, of approximately 7 years was higher than the expected life of 5 years that was used in 2005 and 2004.

Note D. Long-Term Debt, page 51

4.	We note that in connection with your Credit Agreement you are required to meet certain financial covenants although it is not clear here or on pages 16 and 35 whether you are in compliance with such covenants. Tell us whether you were in compliance with such covenants and how you considered disclosing whether you were in compliance with such covenants as of December 31, 2006.

Response:

The Company was in compliance with the covenants in its Credit Agreement as of December 31, 2006, but inadvertently failed to state so in its disclosure. In future filings, the Company will disclose the status of its compliance with such covenants.

Note I. Acquisitions, page 54

5.

We note in your disclosures related to your acquisitions on pages 54, 56, 57 and 58 that you reference an independent appraisal when determining the value of certain of your acquired intangible assets. Please be advised that when you refer to an independent valuation specialist, you need to disclose the name of the expert or alternatively, you may remove this reference. If you chose to refer to and

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June 5, 2007

identify the independent party, you should also include the expert’s consent when the reference is included in a 1933 Act filing. We refer you to Section 436(b) of Regulation C.

Response:

In future filings, the Company will remove the reference to any independent valuation specialist or, if it chooses to refer to and identify an independent party, will include the expert’s consent when the reference is included in a 1933 Act filing.

Form 8-K filed February 27, 2007

6.	We note you use EBITDA as a performance measure in the Form 8-K noted. Tell us how you considered Questions 8 and 15 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures. In this regard, we note your current disclosures regarding the reasons for presenting these non-GAAP measures appear overly broad and should include the following:

•	the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•	the economic substance behind management’s decision to use such a measure;

•	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

Response:

The Company considered Question 8 and Question 15 of the Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures in its disclosures regarding EBITDA. The Company’s believes the more specific discussion below of EBITDA will more completely address the disclosures required under Question 8. The Company also believes that it met the requirement of Question 15 by including the reconciliation of EBITDA to net income as presented in the statement of operations under GAAP in its earnings release. The Company has included a more specific discussion of its use of EBITDA as a performance measure below. We propose to use this more specific disclosure in future filings.

“We define EBITDA as earnings (net income) before interest expense, income tax expense and depreciation and amortization. EBITDA, as we define it, may not

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June 5, 2007

be comparable to similarly titled measures employed by other companies and is not a measure of performance calculated in accordance with accounting principles generally accepted in the United States, or GAAP. EBITDA should not be considered in isolation or as a substitute for operating income, net income, cash flows provided by operating, investing and financing activities or other income or cash flow statement data prepared in accordance with GAAP.

We believe EBITDA is useful to an equity investor or analyst in evaluating our operating performance because:

•

it is widely used by investors and analysts in our industry to measure a company’s operating performance without regard to items such as interest expense, depreciation and amortization, which can vary substantially from company to company depending upon acquisition history, capital intensity, financing options and the method by which its assets were acquired; and

•

it helps investors more meaningfully evaluate and compare the results of our operations from period to period to those of other companies by removing the impact of our financing options and asset base from our operating results.

Our management uses EBITDA:

•

as a measure of operating performance because it assists us in comparing our performance on a consistent basis as it removes the impact of our financing options and asset base from our operating results;

•	as a measure for planning and forecasting overall expectations and for evaluating actual results against such expectations;

•	to assess compliance with financial ratios and covenants included in our credit facility;

•	in communications with lenders concerning our financial performance; and

•	to evaluate the viability of potential acquisitions and overall rates of return.”

* * *

In connection with the Company’s responses to the staff’s comments, the company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

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•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at (937) 252-9199.

Sincerely,

MTC TECHNOLOGIES, INC.

/s/ Michael I. Gearhardt
Michael I. Gearhardt Chief Financial Officer

Securities and Exchange Commission

June 5, 2007

APPENDIX A

The disclosure contained in Footnote A to the Company’s financial statements, commencing with the sixth paragraph of such disclosure, would be revised to show the following changes [changes are noted in bold]:

As a result of adopting SFAS No. 123 (R) on January 1, 2006, our operating income and income before income taxes was reduced by $0.5 million, our net income was reduced by $0.3 million and our basic and diluted earnings per share were reduced by $0.02. We recognized financing cash inflows of $11,000 for tax benefits related to stock option transactions, which benefits would previously have been recorded as cash flows from operations. The above amounts approximate the incremental impact of adopting SFAS No. 123(R) as compared to the application of the original provisions of SFAS No. 123.

Options. The following table summarizes option activity in our stock-based compensation plans for the year ended December 31, 2006:

	2006
	Shares	Weighted- Average Exercise Price
Outstanding at beginning of year	225,350	$26.30
Granted	45,718	$23.08
Exercised	(2,500)	$17.00
Forfeited or expired	(10,000)	$29.89

Outstanding at end of year	258,568	$25.69

Vested and unvested expected to vest at end of year	251,357	$25.65

Exercisable at end of year	193,017	$25.26

The aggregate intrinsic value of vested and unvested expected to vest options at December 31, 2006 was $0.5 million with a weighted average remaining contractual life of 7.6 years.

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The following table summarizes certain information for options currently outstanding and exercisable at December 31, 2006:

	Options Outstanding				Options Exercisable
Option Price	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Intrinsic Value	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Intrinsic Value
$16 - $21	91,158	$18.10	6.9 years	$497,096	66,440	$17.24	5.9 years	$419,235
$25 - $27	86,910	$26.60	7.6 years	$0	72,910	$26.67	7.3 years	$0
$29 - $34	80,500	$33.29	8.3 years	$0	53,667	$33.29	8.3 years	$0
Total	258,568	$25.69	7.6 years	$497,096	193,017	$25.26	7.1 years	$419,235

The following table illustrates the pro forma effect on net income and earnings per share for the years ended December 31, 2005 and 2004, as if we had applied the fair value recognition provisions of SFAS No. 123(R) to our options at that time (in thousands, except per share amounts):

		2005	2004
Net income	As reported	$21,322	$17,661
	Pro forma	$20,682	$17,171

Diluted earnings per common share	As reported	$1.35	$1.15
	Pro forma	$1.31	$1.12

We estimate the fair value for stock options at the date of grant using the Black-Scholes option pricing model, which requires us to make certain assumptions. The Company selected the assumptions used in the Black-Scholes pricing model using the following criteria:

Risk-free interest rate. The Company bases the risk-free interest rate on implied yields available on a U.S. Treasury note with a maturity term equal to or approximating the expected term of the underlying award.

Dividend yield. The Company does not intend to pay dividends on its common stock for the foreseeable future and, accordingly, uses a dividend yield of zero.

Volatility. The expected volatility of the Company’s shares was estimated based upon the historical volatility of the Company’s share price.

Expected life. The expected life of the option grants represents the period of time options are expected to be outstanding and is based on the contractual term of the grant, vesting schedules, and past exercise behavior.

Securities and Exchange Commission

June 5, 2007

We used the following weighted average assumptions in the Black-Scholes option pricing model to determine the fair values of stock-based compensation awards during the years ended December 31, 2006, 2005 and 2004:

	Year Ended December 31,
	2006	2005	2004
Expected life of options	7.4 years	5.0 years	5.0 years
Risk-free interest rate	4.6% - 5.0%	3.9% - 4.0%	3.0% - 3.8%
Expected stock price volatility	39.6%	42.4%	46.7%
Expected dividend yield	0.0%	0.0%	0.0%

The fair value of options outstanding at December 31, 2006 was $3.4 million. The fair value of the shares vested during 2006, 2005 and 2004 were $0.5 million, $0.9 million and $0.7 million, respectively. The total intrinsic value of stock options exercised during 2006, 2005 and 2004 was $29,000, $0.4 million, and $0.3 million, respectively. The weighted-average per share fair value of stock options granted during 2006, 2005 and 2004 was $11.89, $14.25 and $11.87, respectively. As of December 31, 2006, we had unrecognized compensation cost related to nonvested stock options of $0.4 million, which we expect to be recognized over a weighted-average period of approximately 3 years.

Restricted Share Units. The following outlines the unrecognized compensation cost associated with the outstanding restricted share unit awards for the year ended December 31, 2006 (dollar amounts in thousands):

	Restricted Share Units	Weighted-average Grant Date Fair Value per Share	Unamortized Grant Date Fair Value
Non-vested at December 31, 2005	35,226	$27.67	$778
Granted	24,916	$25.58	637
Vested	—	—	—
Forfeited	—	—	—
Expense recognized	—	—	(280)

Non-vested at December 31, 2006	60,142	$26.81	$1,135

We had unrecognized compensation cost related to outstanding restricted share units of $1.1 million, which we expect to be recognized over the remaining weighted vesting period of approximately 3.5 years. Vesting is dependent on continuous service by our directors throughout the award period for a period of five years from date of grant. Upon vesting, all restrictions initially placed upon the common shares lapse.

The weighted average per share grant-date fair value of restricted share units granted during 2006, 2005 and 2004 was $25.58, $29.27 and $25.09, respectively.